Exhibit 2.1

EXECUTION VERSION

REDEMPTION AGREEMENT

dated as of

January 31, 2018

by and among

Fuji Xerox Co., Ltd.,

FUJIFILM Holdings Corporation,

and

Xerox Corporation

Section 3.04	Noncontravention	22
Section 3.05	Disclosure Documents	23
Section 3.06	Finders’ Fees	23
Section 3.07	Litigation	23
Section 3.08	Ownership of Shares	24
Section 3.09	Vote Required	24

ARTICLE 4.
CERTAIN COVENANTS OF FX

Section 4.01	Conduct of FX	24
Section 4.02	Access to Information	28
Section 4.03	Increase of Distributable Funds	29
Section 4.04	Consent and Notices from Certain Third Parties	29

ARTICLE 5. CERTAIN COVENANTS OF FH AND FX

Section 5.01	General Efforts, Cooperation, and Notices of Certain Events	29
Section 5.02	Public Announcements	31
Section 5.03	Repayment of Bank Loan	31
Section 5.04	Related Party Contracts	32
Section 5.05	RA Loan Efforts	32
Section 5.06	Redemption Dividends	32

ARTICLE 6.
CERTAIN COVENANTS OF XC

Section 6.01	Approval of Xerox UK	32

ARTICLE 7.
CLOSING CONDITIONS

Section 7.01	Conditions to Each Party’s Obligation to Effect the RA Closing	32
Section 7.02	Conditions to Obligations of FH and FX	33
Section 7.03	Conditions to Obligations of XC	34

ARTICLE 8.
TERMINATION

Section 8.01	Termination	37
Section 8.02	Effect of Termination	37

ARTICLE 9.
MISCELLANEOUS

Section 9.01	Interpretation	38
Section 9.02	Survival	39

ii

Schedules:

1:	Defined Terms

2:	RA Closing Actions

iii

REDEMPTION AGREEMENT

This REDEMPTION AGREEMENT (this “Agreement”), dated as of January 31, 2018, is entered into by and between Fuji Xerox Co., Ltd., a Japanese company (“FX”), FUJIFILM Holdings Corporation, a Japanese company (“FH”), and Xerox Corporation, a New York corporation (“XC”). Capitalized terms used but not defined herein have the meanings ascribed thereto in Schedule 1.

RECITALS:

(A)	XC and FH currently conduct a joint-venture through FX, the issued and outstanding equity interests of which are owned: (1) 25% by XC, through its indirect, wholly owned Subsidiary, Xerox Limited (“Xerox UK”); and (2) 75% by FH.

(B)	Concurrently with the execution and delivery of this Agreement, XC and FH are entering into a Share Subscription Agreement (the “Subscription Agreement”), pursuant to which FH will, on the terms and conditions set forth therein, subscribe for and purchase from XC, and XC will issue to FH, a number of shares of Common Stock representing 50.1% of the Fully Diluted Capital Stock of XC (as defined in the Subscription Agreement), whereupon, immediately following such issuance, XC shall become a direct, majority owned subsidiary of FH (the “Subscription”).

(C)	The FX Board has approved and adopted this Agreement and the Transactions.

(D)	The FH Board has approved and adopted this Agreement and the Transactions.

(E)	The board of directors of XC has (i) determined that it is in the best interests of XC to enter into this Agreement and (ii) duly authorized and approved the execution, delivery and performance by XC of this Agreement and the consummation by XC of the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing statements and the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE 1.

REDEMPTION; CLOSING AND RELATED

Section 1.01 Redemption and Sale of Redeemed Shares. Subject to the terms and conditions hereof, and in reliance on the representations, warranties, covenants and other agreements hereinafter set forth, FH hereby agrees to sell, transfer and convey to FX, and FX agrees to redeem and purchase from FH, either (A) all of the shares of FX held by FH or (B) solely to the extent that FX does not have sufficient distributable funds (bumpai kanōgaku, as defined in Article 461, Paragraph 2 of the Companies Act) to redeem and purchase all of the shares of FX held by FH, such number of shares as may be redeemed and purchased based on the then available distributable funds of FX, assuming a price per share of common stock of FX equal to the FX Price Per Share, (the “Redeemed Shares”), free and clear of all Liens (other than Liens imposed by applicable securities Laws or contained herein), for an aggregate purchase price equal to the product of (x) six hundred seventy one billion Yen (JPY671,000,000,000) multiplied by (y) a fraction, the numerator of which is the total number of Redeemed Shares and the denominator of which is thirty million (30,000,000) (such amount, the “Purchase Price”; and such transaction, the “Redemption”).

Section 1.02 RA Closing.

(a) The closing of the Redemption (the “RA Closing”) shall take place via the exchange of documents and signatures as promptly as practicable, but in any event no later than three (3) Business Days after the date the conditions set forth in Article 7 (other than conditions that by their nature are to be satisfied at the RA Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the RA Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefits of such conditions, or at such other place, at such other time or on such other date as the parties hereto may mutually agree. On such day (the “Closing Date”), the parties shall consummate the RA Closing.

(b) Prior to and at the RA Closing, the parties shall take the actions set forth on Schedule 2.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES REGARDING FX

Except as disclosed in the FX Disclosure Letter in accordance with Section 9.06, FH represents and warrants to XC as follows:

Section 2.01 Corporate Existence and Power. FX is duly organized and validly existing under the Laws of Japan. FX has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. FX is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. FX has made available to XC true, correct and complete copies of the Organizational Documents of FX.

Section 2.02 Corporate Authorization.

(a) The execution, delivery and performance by FX of this Agreement and the consummation by FX of the RA Transactions are within FX’s corporate powers and have been duly authorized by all necessary corporate action on the part of FX. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and binding agreement of FX, enforceable against FX in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). FX has duly executed this Agreement and on the Closing Date FX will have duly executed and delivered the applicable Transaction Documents to which it will be a party.

(b) At a meeting duly called and held, the FX Board has approved, adopted and declared advisable this Agreement and the RA Transactions.

Section 2.03 Governmental Authorization. The execution, delivery and performance by FX of this Agreement and the consummation by FX of the RA Transactions require no action or approval by, or filing with, any Governmental Authority, other than:

(a) filings required under, and compliance with any other applicable requirements of any applicable antitrust, competition, trade regulation or merger control Law as set forth in Section 2.03(a) of the FX Disclosure Letter (the “Antitrust Laws”); and

(b) any actions, approvals or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

Section 2.04 Noncontravention. The execution, delivery and performance by FX of this Agreement and the consummation of the Transactions do not and will not:

(a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of FX or of any of FX’s Subsidiaries,

(b) assuming compliance with the matters referred to in Section 2.03, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or any Order binding on FX or any of FX’s Subsidiaries,

(c) assuming compliance with the matters referred to in Section 2.03, require any consent, approval or other action by any Person under, constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which FX or any of its Subsidiaries is entitled under any provision of any Contract or FX Permit to which FX or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or affected (other than the approval of Xerox UK, as shareholder of FX, pursuant to Section 6.01), in each case, with or without notice or lapse of time, or both, or

(d) result in the creation or imposition of any Lien (other than any Permitted Lien) on any property or asset of FX or any of its Subsidiaries,

with only such exceptions, in the case of each of clauses (b), (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

Section 2.05 Capitalization.

(a) The authorized capital stock of FX consists of 80,000,000 shares of common stock and the outstanding capital stock of FX consists of 40,000,000 shares of common stock. FH directly owns 30,000,000 shares of common stock of FX. All outstanding shares of capital stock of FX have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive rights. Other than the Redeemed Shares, the Contributed Shares (if any) and shares of capital stock owned by Xerox UK, there are no outstanding shares of capital stock of FX.

(b) There are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in FX, (ii) securities of FX convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in FX, (iii) warrants, calls, options or other rights to acquire from FX, or other obligation of FX to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in FX or (iv) restricted shares, stock appreciation rights, performance units, conversion rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of FX (the items in clauses (i) through (iv) being referred to collectively as the “FX Securities”). There are no outstanding obligations of FX or any of its Subsidiaries to repurchase, redeem or otherwise acquire any FX Securities.

(c) Upon completion of the RA Closing in accordance with the terms of this Agreement, good title to the Redeemed Shares will be transferred to FX, free and clear of all Liens (other than any Liens arising under any applicable securities Laws), and as a result XC will indirectly own (i) in the event all of the shares of FX held by FH are redeemed and purchased by FX in accordance with Section 1.01(A), 100% of all outstanding FX Securities, and (ii) in the event FX does not have sufficient distributable funds (bumpai kanōgaku, as defined in Article 461, Paragraph 2 of the Companies Act) to redeem and purchase all of the shares of common stock of FX held by FH, XC will indirectly own all FX Securities other than the Contributed Shares and FH will directly own all of the Contributed Shares.

(d) There are no voting agreements, shareholder agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which FX or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock or other equity interest of FX or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of FX or any of its Subsidiaries that entitle the holder of such instruments of indebtedness to vote together with shareholders of FX on any matters with respect to FX or any Subsidiary.

Section 2.06 Subsidiaries.

(a) Section 2.06(a) of the FX Disclosure Letter sets forth a true and complete list of each Subsidiary of FX through which material operations are conducted and each such Subsidiary’s jurisdiction of organization. Each Subsidiary of FX has been duly organized, is validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. Except as set forth on Section 2.06(a) of the FX Disclosure Letter, all outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of FX are held directly by FX or one or more wholly owned Subsidiaries of FX as set forth on Section 2.06(a) of the FX Disclosure Letter.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of FX has been duly authorized and validly issued, is fully paid and nonassessable, has not been issued in violation of any preemptive rights and is owned by FX, directly or indirectly, free and clear of any Lien (other than any Permitted Lien). There are no issued, reserved for issuance or outstanding (i) securities of FX or any of the Subsidiaries of FX convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of FX, (ii) subscriptions, warrants, calls, options or other rights to acquire from FX or any of the Subsidiaries of FX, or other obligations of FX or any of the Subsidiaries of FX to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of FX or (iii) restricted shares, stock appreciation rights, performance units, conversion rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of FX (the items in clauses (i) through (iii) being referred to collectively as the “FX Subsidiary Securities”). There are no outstanding obligations of FX or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the FX Subsidiary Securities. FX does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interest in, any Person other than the Subsidiaries of FX.

Section 2.07 Internal Controls. FX and each of its officers are in compliance in all material respects with the applicable provisions of the Companies Act. The FX Board has adopted, implemented and currently maintains the internal control system as required by Article 362, Paragraph 4, Item 6 of the Companies Act, which is sufficient to provide reasonable assurances regarding the reliability and accuracy of financial reporting for FX and its Subsidiaries. The accounting controls of FX and its Subsidiaries include those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of FX, (ii) provide reasonable assurances that all transactions are executed in accordance with management’s general or specific authorization, (iii) provide reasonable assurances regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of FX and its Subsidiaries that could have a material impact on the financial statements of FX and (iii) provide reasonable assurances that transactions are recorded as necessary to permit the preparation of financial statements of FX in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the FX Board, and to maintain proper accountability for such items. Since January 1, 2013, FX (i) has not identified any significant deficiencies or material weaknesses in its internal control system which would be reasonably expected to adversely affect FX’s ability to record, process, summarize and report financial data in any material respect, (ii) has not been made aware of any fraud or bona fide allegation of fraud, whether or not material, that involves management or other employees who have a significant role in FX’s internal control system and (iii) FX has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FX or its internal accounting controls, including any material complaint, allegation, assertion or claim that FX has engaged in questionable accounting or auditing practices. For purposes of this Agreement, the term “significant deficiency” shall mean the “significant deficiency to be disclosed” (kaiji subeki juyona fubi) as defined in Article 2, Item 10 of the Cabinet Office Ordinance on the System for Ensuring the Adequacy of Documents on Financial Calculation and of Other Information (Ordinance No. 62 of 2007, as amended). FX has made available to XC copies of any and all material correspondence relating to any such deficiencies, weaknesses, allegations, complaints, assertions or claims with auditors or investigators (including any firm retained by FX in connection therewith) and copies of any and all remediation plans and progress reports as to the status of remediation pertaining to the foregoing. Any material deficiencies or weaknesses in FX’s internal control system existing prior to the date hereto have been fully remediated as of the date of this Agreement.

Section 2.08 Financial Statements.

(a) The Unaudited Financial Statements and the Unaudited 2018Q3 Financial Statements:

(i) have been prepared from, are in accordance with, and accurately reflect the books and records of FX and its consolidated Subsidiaries in all material respects,

(ii) have been prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, with respect to unaudited interim financial statements, for year-end adjustments that are not material in amount or nature), and

(iii) fairly present in all material respects the consolidated financial condition of FX and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, with respect to unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes).

(b) The FX Audited Financials referenced in Section 5.05 of the Subscription Agreement, as delivered to XC:

(i) have been prepared from, are in accordance with, and accurately reflect the books and records of FX and its consolidated Subsidiaries in all material respects,

(ii) have been prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), and

(iii) fairly present in all material respects the consolidated financial position of FX and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(c) There is no restatement pending or under consideration by FX, the FX Board or any committee of the FX Board with regard to any financial statements of FX. Neither FX nor the FX Board or any committee of the FX Board have determined or otherwise concluded that any financial statements of FX should no longer be relied upon because of an error in such financial statements. FX’s independent accountant have not (A) withdrawn or stated its intention to withdraw its opinion with respect to any financial statements of FX or (B) resigned or threatened to resign and (C) other than as expressly set forth in the FX Audited Financials, as delivered to XC, there has not been any restatement or proposed restatement of FX’s financial statements and, to the knowledge of FX and the knowledge of FH, no event has occurred that could reasonably be expected to result in any such restatement.

Section 2.09 Absence of Certain Changes.

(a) Since the FX Balance Sheet Date, except for the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement or the other Transaction Documents, (i) the business of FX and its Subsidiaries has been conducted in the ordinary course and (ii) there has not been any event, occurrence, development, condition or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

(b) From the FX Balance Sheet Date until the date hereof, there has not been any action taken by FX or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the RA Closing without XC’s consent, would constitute a breach of any of the following clauses of Section 4.01(b) (Conduct of FX): (ii), (iii), (vii), (x), (xi), (xii), (xiii), (xv), (xvi), (xvii), (xviii), (xx) or (xxi).

Section 2.10 No Undisclosed Material Liabilities. There are no liabilities of FX or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a) liabilities disclosed and provided for in the FX Balance Sheet or in the notes thereto,

(b) liabilities incurred in the ordinary course of business since the FX Balance Sheet Date,

(c) liabilities contemplated by this Agreement or otherwise incurred in connection with the Transactions and

(d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

Section 2.11 Compliance with Laws; Permits.

(a) FX and each of its Subsidiaries is, and since January 1, 2015, has been, in compliance in all material respects with, and to the knowledge of FX is not under investigation with respect to and has not been threatened to be charged with or given notice of any material violation of, any applicable material Law.

(b) FX and its Subsidiaries hold all authorizations, franchises, licenses, permits, certificates, Orders, exemptions, approvals, registrations and clearances from Governmental Authorities necessary for FX and each of its Subsidiaries to lawfully own, lease and operate its properties and assets, and to carry on and lawfully operate its businesses as currently conducted (the “FX Permits”), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole.

(c) FX and each Subsidiary of FX is in compliance with the terms of the FX Permits, and all of the FX Permits are valid and in full force and effect, except for such noncompliance, invalidity or failure to be in full force and effect that is not and would not reasonably be expected to be, individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole.

(d) Since January 1, 2015, neither FX nor any of the Subsidiaries of FX has received any written notice that any Governmental Authority has commenced, or, to the knowledge of FX, threatened to initiate, any Action to revoke, cancel or terminate any material FX Permit.

Section 2.12 Litigation. As of the date hereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect, there is no Action pending against, or, to the knowledge of FX, threatened against or affecting, FX or any of its Subsidiaries or any past or present executive officer, director or employee of FX or any Subsidiary of FX before (or, in the case of threatened Actions, that would be before) any Governmental Authority or arbitrator for which FX or any of its Subsidiaries may be liable or any of their assets may be bound. Neither FX nor any of its Subsidiaries is subject to, and none of their respective assets are bound by, any outstanding Order or arbitration ruling, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

Section 2.13 Properties.

(a) FX or one of its Subsidiaries has title to, or valid leasehold interests in, all real, personal and non-real property and assets reflected on the FX Balance Sheet or acquired after the FX Balance Sheet Date, free and clear of Liens other than Permitted Liens, except for property or assets as have been disposed of since the FX Balance Sheet Date in the ordinary course of business or as has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

(b) All of the material real property owned or leased by FX or one of its Subsidiaries is in all material respects in good repair and condition, ordinary wear and tear excepted, as necessary to the operation by FX or its Subsidiaries of their businesses thereat and is sufficient for the uses in which such property is presently employed.

(c) As of the date of this Agreement, neither FX nor any of its Subsidiaries has, since January 1, 2015, received notice of the existence of any outstanding or pending taking or condemnation by any Governmental Authority, and, to the knowledge of FX, there is no such taking or condemnation threatened by any Governmental Authority, in each case with respect to the material real property owned or leased by FX or one of its Subsidiaries.

(d) This Section 2.13 does not apply to matters arising under or relating to Intellectual Property Rights, which are addressed instead in Section 2.14.

Section 2.14 Intellectual Property.

(a) Section 2.14(a) of the FX Disclosure Letter contains an accurate and complete list of all material Patents and Trademarks contained in the Registered FX Intellectual Property as of November 30, 2017 (other than unpublished patent applications), specifying as to each the nature of such right, any jurisdiction that has issued a registration with respect thereto or in which an application for such a registration is pending, the record owner(s) thereof and the applicable registration or application number.

(b) Except as set forth in Section 2.14(a) of the FX Disclosure Letter, FX or its Subsidiaries is the sole and exclusive owner of each item of Registered FX Intellectual Property set forth in Section 2.14(a) of the FX Disclosure Letter (other than any such item that is not material), and, each such registration and application is (i) with respect to Patents, subsisting and enforceable, was prosecuted in good faith, and to the knowledge of FX, valid, and (ii) with respect to all other items of Registered FX Intellectual Property set forth in Section 2.14(a) of the FX Disclosure Letter, valid, subsisting and enforceable, and was prosecuted in good faith.

(c) To the knowledge of FX, the Registered FX Intellectual Property is free and clear of all Liens other than any Permitted Liens.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect or as set forth on Section 2.14(d) of the FX Disclosure Letter, to the knowledge of FX, as of the date of this Agreement, (i) the conduct of the business of FX and its Subsidiaries as currently conducted as of the date hereof does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Third Party, (ii) neither FX nor any of its Subsidiaries has received any written complaint, claim, demand or notice that is pending or unresolved alleging any material infringement, misappropriation or other violation of any Intellectual Property Rights of any Third Party (or suggesting or inviting FX or its Subsidiaries to take a license) or challenging or seeking to deny the rights of FX or any of its Subsidiaries in any of the FX Intellectual Property owned by FX or any of its Subsidiaries and (iii) there are no Orders restricting the rights of FX or any of its Subsidiaries with respect to any of the FX Intellectual Property owned by FX or any of its Subsidiaries. Except for any Material Contracts set forth on Section 2.19 of the FX Disclosure Letter, neither FX nor any of its Subsidiaries is a party to any material Contract that, as a result of the Transactions, will result in XC or its Affiliates granting to any Third Party any right to, or with respect to, any Intellectual Property Right owned by, or licensed to, XC or its Affiliates.

(e) As of the date of this Agreement, to the knowledge of FX, there is no infringement, misappropriation or other violation by any Third Party of any FX Intellectual Property owned by FX or its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. Except as set forth on Section 2.14(e) of the FX Disclosure Letter, neither FX nor any of its Subsidiaries has in the past two (2) years brought any Action alleging a material infringement, misappropriation or other violation of FX Intellectual Property owned by FX or its Subsidiaries.

(f) FX and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of material Trade Secrets of FX and its Subsidiaries.

Section 2.15 Taxes.

(a) All Japan national, local, and non-Japan corporation and other material Tax Returns relating to Taxes of or with respect to FX or any of its Subsidiaries or their operations have been timely filed, and such Tax Returns are true, correct and complete in all material respects.

(b) All corporation and other material Taxes required to be paid by or on behalf of FX or any of its Subsidiaries have been timely paid, and all Japan national and local, and non-Japan corporation Taxes, and other material Taxes required to be paid or withheld with respect to employees of FX or its Subsidiaries or other Third Parties have been timely paid or withheld (and withheld amounts have been timely paid over to the appropriate Governmental Authority), and FX and each of its Subsidiaries has been in material compliance with all applicable Tax information reporting requirements. As of the FX Balance Sheet Date, there were no material liabilities for unpaid Taxes of or with respect to FX or its Subsidiaries or their operations that had not been accrued or reserved on the FX Balance Sheet in accordance with JGAAP, and since the FX Balance Sheet Date no material liability has been incurred for such Taxes other than in the ordinary course of business or in connection with the RA Transaction.

(c) There is no material Tax deficiency or adjustment outstanding, assessed or proposed in writing against or with respect to FX or any of its Subsidiaries, nor has any outstanding waiver of any statute of limitations or extension of the period for the assessment or collection of any material Tax of or with respect to FX or any of its Subsidiaries been executed or requested in writing.

(d) No written claim has ever been made by any Governmental Authority that FX or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(e) There is no pending or, to the knowledge of FH, threatened audit, examination or proceeding with respect to any Tax Return or material Taxes of or with respect to FX or any of its Subsidiaries.

(f) Neither FX nor any of its Subsidiaries has been a member of any affiliated group of corporations filing a consolidated, combined or similar Tax Return or has any material liability for the Taxes of any Person, by Contract, as a transferee or successor, by operation of Law, or otherwise.

(g) Neither FX nor any of its Subsidiaries is a party to, nor is it bound by, any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes, other than Contracts entered into in the ordinary course of business the primary purpose of which does not relate to Tax.

(h) Neither FX nor any of its Subsidiaries has participated in any transaction the principal purpose of which is the deferral or avoidance of Tax in violation of applicable Law and none of FX’s U.S. Subsidiaries has entered into a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).

(i) Neither FX nor any of its Subsidiaries will be required to include any material item of income in, nor exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any action taken or transaction undertaken prior to the RA Closing, other than actions taken or transactions undertaken in the ordinary course of business.

(j) There are no Liens on any of the assets of FX or its Subsidiaries with respect to material Taxes, other than Permitted Liens.

(k) FX has not made an election under Section 897(i) of the Code to be treated as a U.S. domestic corporation for purposes of Sections 897, 1445 and 6039C of the Code.

(l) Neither FX nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock purported or intended to be governed in whole or in part under Sections 355 or 361 of the Code in the past two (2) years.

Section 2.16 Benefits Plans.

(a) Section 2.16(a) of the FX Disclosure Letter contains a true, complete and correct list identifying each material FX Plan (the “FX Plan List”).

(b) For each FX Plan listed on FX Plan List, FX has made available to XC true, complete and correct copies of such FX Plan (or, if such FX Plan is not written, a written summary of its material terms) and all amendments thereto.

(c) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect, (i) each FX Plan has been maintained, operated, and administered in compliance with its terms and all applicable Law and (ii) all contributions or other amounts payable by FX or any ERISA Affiliate pursuant to each FX Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP, JGAAP or applicable international accounting standards.

(d) Section 2.16(d) of the FX Disclosure Letter lists each FX Plan that is a “defined benefit plan” (as defined in the Defined-Benefit Corporate Pension Act in Japan) (each, a “FX Defined Benefit Plan”).

(e) Except as set forth in Section 2.16(e) of the FX Disclosure Letter, no FX Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(f) Since the FX Balance Sheet Date, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any FX Defined Benefit Plan, or any material change in the manner in which contributions to any FX Defined Benefit Plan are made or the basis on which such contributions are determined, except as required by Law or as set forth in Section 2.16(f) of the FX Disclosure Letter.

(g) Except as set forth in Section 2.16(g) of the FX Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event,

(i) entitle any executive officer employee of FX or any of its Subsidiaries to severance pay or any increase in severance pay, in each case in excess of $250,000 per individual;

(ii) entitle any current or former employee, director, officer, or independent contractor of FX or any of its Subsidiaries to any “single-trigger” change-in-control payment, transaction bonus, or similar payment, in each case in excess of $150,000 per individual,

(iii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such current or former employee, director, officer or independent contractor, or

(iv) directly or indirectly cause FX to transfer or set aside any assets to fund payments or any benefits under any FX Plan.

(h) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect, no Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of FX, is threatened against or threatened to involve, any FX Plan or any trusts related thereto before any Governmental Authority. Neither FX nor any Subsidiary of FX is a party to or has any obligation under any FX Plan or otherwise to compensate, gross-up or indemnify any person for excise Taxes payable pursuant to Section 4999 of the Code or for excise Taxes payable pursuant to Section 409A of the Code.

(i) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect, (i) each FX Plan that is maintained primarily for the benefit of employees working outside of the United States (A) is in compliance with the applicable Laws relating to such plans in the jurisdictions in which such FX Plan is present or operates and, to the extent relevant, the United States and (B) that is intended to be funded and/or book reserved is fully funded and/or book reserved, as appropriate, to the knowledge of FX, based upon reasonable actuarial assumptions and (ii) as of the date of this Agreement, there is no pending or, to the knowledge of FX, threatened Action relating to any FX Plan which is maintained primarily for the benefit of employees working outside of the United States.

Section 2.17 Employee and Labor Matters.

(a) Except as set forth in Section 2.17 of the FX Disclosure Letter, neither FX nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor-related agreement with any labor union, labor organization or works council (whether domestic or multi-jurisdictional); neither FX nor any Subsidiary of FX has established any such works council or other employee representative body, or, to the knowledge of FX, received a request to establish any such works council or other employee representative body; and no employees of FX or any of its Subsidiaries are represented by any such labor union or other labor organization. To the knowledge of FX, there are no current campaigns or other union organizing activities to authorize representation by any such labor union or labor organization with respect to any employees of FX or any of its Subsidiaries. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect, there are no current or, to the knowledge of FX, threatened labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute affecting FX or any of its Subsidiaries.

(b) FX has, since January 1, 2015, timely and properly paid all wages and salaries (including overtime wages, premiums and allowances for work after office hours, holidays and midnight), retirement benefits (taishoku irokin), and retirement allowances (taishoku-kin) in accordance with all applicable laws of Japan as well as its internal employment rules, policies and procedures (including the approval of the general shareholders meetings, if required), and is not liable for any unpaid wages, salaries, fees, compensation, retirement benefits and the like.

(c) (i) FX has, since January 1, 2015, complied with all applicable Laws as well as its own internal policies, employment rules and regulations, (ii) since January 1, 2015, FX has not received any written Order, recommendation, instruction or the like from the Labor Standards Bureau (rōdō kijyunkyoku) of Japan, and (iii) FX has duly and validly performed and conducted all procedures and steps necessary for or involving any employment matter in accordance with the applicable laws of Japan (including preparing the employment rules and labor-related agreements with its labor union, and submitting them to the competent authorities).

(d) (i) Since January 1, 2015, there has been no dispute or interference by FX with the collective bargaining agreement, union shop contracts or similar contracts with its union, (ii) since January 1, 2015, there has been no dispute between the members of its union and FX and (iii) to the knowledge of FX, there is no pending or threatened dispute or interference by FX or the members of its union with respect to any of the matters described in the foregoing clauses (i) and (ii).

Section 2.18 Environmental Matters.

(a) Except as set forth in Section 2.18 of the FX Disclosure Letter, or as would not reasonably be expected to be, individually in the aggregate, material to FX and its Subsidiaries, taken as a whole, to the knowledge of FX, (i) no Release or threatened Release of any Hazardous Material has occurred, or is occurring, at, on, under, from or to any property or facility currently or formerly owned, operated or leased by any of FX or its Subsidiaries, and (ii) no Hazardous Material is present in, on, under or about, or migrating to or from any such property or facility that, in the case of either (i) or (ii), could reasonably be expected to give rise to any Environmental Claim.

(b) FX has obtained and owns or possesses all material permits, licenses and approvals issued, granted, given or otherwise made available by or under the authority of any Governmental Authority that are required under Environmental Laws to conduct its business as it is presently conducted (collectively, the “Environmental Permits”). The operations of FX and its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all Environmental Laws. FX is in compliance with all such Environmental Permits, and all such Environmental Permits are in full force and effect, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole.

Section 2.19 Material Contracts.

(a) FX has made available to XC a true and complete copy (or written summary of all material terms) of each Material Contract in force on the date hereof and listed each such Material Contract on Section 2.19(a) of the FX Disclosure Letter.

(b) For purposes of this Agreement “Material Contract” means any Contract to which FX or any of its Subsidiaries is a party to or by which FX, any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) would be required to be filed by FX as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if FX was subject thereto,

(ii) contains any non-compete or exclusivity provision or otherwise limits the freedom of FX, XC or any of their respective Subsidiaries after the Closing Date to compete in any line of business or sell, supply, acquire, obtain or distribute any product or service, in each case, in any geographic area in a respect or to a degree that is material, other than any Contract that can be terminated (including such restrictive provisions) by FX or any of its Subsidiaries on ninety (90) (or fewer) days’ notice without payment by FX or any of its Subsidiaries of any material penalty, premium or other amount payable thereunder as a result of such termination and not in respect of amounts accrued but unpaid prior to such termination,

(iii) contains any “most favored nation” pricing provisions binding FX, XC or any of their respective Subsidiaries after the Closing Date, in a Contract with any Third Party, in a respect or to a degree that is material, other than any Contract that can be terminated (including such provision) by FX or any of its Subsidiaries on ninety (90) (or fewer) days’ notice without payment by FX or any of its Subsidiaries of any material penalty, premium or other amount payable thereunder as a result of such termination and not in respect of amounts accrued but unpaid prior to such termination,

(iv) is or relates to the Organizational Documents of any partnership, joint venture or similar arrangement to the extent such partnership, joint venture or similar arrangement is material to FX and its Subsidiaries, taken as a whole,

(v) (A) requires or provides for capital expenditures (or series of capital expenditures) by FX or any of its Subsidiaries in an amount in excess of $25 million individually or (B) requires or specifically provides for any annual payments or receipts by FX or any of its Subsidiaries in an amount in excess of $25 million, in each case other than (x) any Contract entered into in the ordinary course of business or (y) any Contract that can be terminated by FX or any of its Subsidiaries on ninety (90) (or fewer) days’ notice without payment by FX or any of its Subsidiaries of any material penalty or premium,

(vi) contains an option or grants any right of first refusal or right of first offer, right of first negotiation or similar right in favor of a party other than FX or any of its Subsidiaries or that limits or purports to limit the ability of FX or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses in a respect or to a degree that is material to FX and its Subsidiaries, taken as a whole,

(vii) involves the acquisition or disposition from or to another Person, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration in excess of $100 million (other than acquisitions of inventory in the ordinary course of business) entered into on or after January 1, 2017 or that contains material “earn-out”, indemnification or other contingent or deferred payment obligations that would reasonably be expected to involve payments by or to FX or any of its Subsidiaries after the date of this Agreement in excess of $100 million (in each case, other than acquisitions or dispositions of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of FX or its Subsidiaries),

(viii) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than those among FX and its Subsidiaries) made or entered into outside the ordinary course of business relating to indebtedness in excess of $5 million,

(ix) is with a top five (5) customer of FX and its Subsidiaries, taken as a whole, with respect to aggregate revenue from such customer during the fiscal year ended March 31, 2017, pursuant to which FX or its Subsidiaries supply products and/or services to such customer, excluding purchase orders,

(x) is with a top five (5) supplier of FX and its Subsidiaries, taken as a whole, with respect to aggregate expenditures by FX and its Subsidiaries during the fiscal year ended March 31, 2017, pursuant to which FX or its Subsidiaries procure products and/or services from such supplier, excluding purchase orders,

(xi) is a settlement, conciliation or similar agreement other than any such agreement that (x) would require FX or any of its Subsidiaries to pay consideration of less than $10 million after the date of this Agreement and (y) is limited only to the payment of money and customary confidentiality agreements,

(xii) expressly limits the ability of FX or any of its Subsidiaries from (A) making distributions or declaring or paying dividends in respect of their capital stock, partnership interests, membership interests or other equity interest, as the case may be, (B) making loans to FX or any of its Subsidiaries or (C) granting Liens on the property of FX or any of its Subsidiaries,

(xiii) constitutes a lease, sublease, license agreement, occupancy agreement or other Contract pursuant to which FX or any of its Subsidiaries leases, subleases or licenses from another Person, or is otherwise granted a right to occupy, any material real property,

(xiv) constitutes or includes a license or non-assertion covenant granted by FX or any of its Subsidiaries to a Third Party with respect to FX Intellectual Property, which license or covenant is material to FX and its Subsidiaries, taken as a whole, excluding “shrink-wrap,” “click-wrap” or similar form end user agreements or licenses or covenants granted to customers in the ordinary course of business,

(xv) constitutes or includes a license or non-assertion covenant granted by a Third Party to FX or any of its Subsidiaries with respect to any Intellectual Property Rights, which license or covenant is material to FX and its Subsidiaries, taken as a whole, excluding commercial off-the-shelf or other non-exclusive software or technology license agreements,

(xvi) is (x) a written employment agreement or (y) a consulting, independent contractor or non-employee service provider agreement with an individual, in each case that provides for the payment by FX or any of its Subsidiaries of more than $350,000 in any 12-month period, or

(xvii) constitutes a material Related Party Contract.

(c) Except for breaches, violations or defaults which have not had and would not reasonably be expected to be, individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole:

(i) each of the Material Contracts is valid and binding and in full force and effect and an enforceable obligation of FX or any of its Subsidiaries and, to the knowledge of FX, of the other party or parties thereto, in accordance with its terms,

(ii) FX and each of its Subsidiaries, and, to the knowledge of FX, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, and

(iii) neither FX nor any of its Subsidiaries, nor to the knowledge of FX, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither FX nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

(d) Other than as set forth in Section 2.19(d) of the FX Disclosure Letter, neither FX nor any of its Affiliates is party to a Contract that:

(i) contains any non-compete or exclusivity provision or otherwise limits the freedom of FX or any of its Affiliates to compete in any line of business or sell, supply, acquire, obtain or distribute any product or service, in each case, that would bind or purport to bind XC or any of its Affiliates from and after the RA Closing or the SA Closing;

(ii) contains any “most favored nation” pricing provisions that would bind or purport to bind XC or any of its Affiliates from and after the RA Closing or the SA Closing; or

(iii) would otherwise bind, obligate or restrict, or purport to bind, obligate or restrict, XC or any of its Affiliates, or any of their respective assets, in any fashion by virtue of XC and its Affiliates becoming Affiliates of FH or any of its Affiliates upon the SA Closing.

Section 2.20 Anti-Corruption Compliance Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole:

(a) None of FX, any of its Subsidiaries, any direct or indirect parent of FX when acting on behalf of or in connection with the business of FX or any of its Subsidiaries, any of FX’s or any of its Subsidiaries’ officers or directors or, to the knowledge of FX, any employees or Representatives of FX or any of its Subsidiaries, or any other Person acting on behalf of FX or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, since January 1, 2015, directly or indirectly, taken any action which would cause them to be in material violation of: (i) applicable Laws enacted in accordance with the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (ii) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (iii) the UK Bribery Act 2010; (iv) Article 18 of the Unfair Competition Prevention Act of Japan (Act No. 47 of 1993, as amended); or (iv) any other applicable anticorruption and/or anti-bribery Laws, statutes, rules, regulations, ordinances, judgments, Orders, decrees, injunctions, and writs of any Governmental Authority of any jurisdiction applicable to FX or its Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) in which FX and its Subsidiaries, taken as a whole, conduct material operations (collectively, the “Applicable Anticorruption Laws”).

(b) None of FX, any of its Subsidiaries, any direct or indirect parent of FX when acting on behalf of or in connection with the business of FX or any of its Subsidiaries, any of FX’s or any of its Subsidiaries’ officers or directors or, to the knowledge of FX, any employees or Representatives of FX or any of its Subsidiaries, or any other Person acting on behalf of FX or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have, since January 1, 2015, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following Persons for the purpose of influencing any act or decision of such Person in his official capacity, inducing such Person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such Person to use his influence with a government or instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist FX in obtaining or retaining business, in each case, in violation of Law: (i) any person who is an agent, Representative, official, officer, director, or employee of any government or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, or public international organization (such as the World Bank Group or United Nations); (iii) any political party or official thereof; (iv) any candidate for political or public office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this subsection (b) collectively, “Government Officials”); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(c) As of the date of this Agreement, there is no current, pending, or, to the knowledge of FX, threatened charges, proceedings, investigations, audits, or complaints brought by any Governmental Authority against FX or any of its Subsidiaries, or any of FX’s or its Subsidiaries’ directors or officers or, to the knowledge of FX, any agent, employee or Affiliate of FX or any of its Subsidiaries with respect to any Applicable Anticorruption Laws.

(d) FX and its Subsidiaries have established reasonable and adequate internal controls and procedures intended to ensure compliance with Applicable Anticorruption Laws, including a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed and access to assets is permitted only in accordance with FX’s or its Subsidiaries’ applicable policies and procedures and management’s general or specific authorization, and (ii) transactions have been recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets.

(e) The books, records and accounts of FX and its Subsidiaries have at all times since January 1, 2015 accurately and fairly reflected, in reasonable detail and in all material respects, the transactions and dispositions of their respective funds and assets. Since January 1, 2015 there have not been any false or fictitious entries made in the books, records or accounts of FX or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither FX nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

(f) None of FX, any of its Subsidiaries, any direct or indirect parent of FX when acting on behalf of or in connection with the business of FX or any of its Subsidiaries, any of FX’s or any of its Subsidiaries’ officers or directors or, to the knowledge of FX, any employees or Representatives of FX or any of its Subsidiaries, or any other Person acting on behalf of FX or any of its Subsidiaries (including agents, consultants, distributors, resellers, partners, and any other business intermediaries), have directly or indirectly, offered, paid, promised to pay, authorized a payment of, nor solicited, accepted, or agreed to accept any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to or from any person for the purpose of influencing any act or decision, or otherwise engaged in commercial bribery, fraud, corruption, kickback or other unlawful or improper means of obtaining or retaining business, in each case, in violation of Law.

Section 2.21 Export Control.

(a) FX and its Subsidiaries have established internal controls and procedures intended to ensure compliance with (i) all applicable Japanese import, export and sanctions Laws (including the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended)) and (ii) all comparable applicable Laws outside Japan (including those Laws under the authority of the U.S. Departments of Commerce (Bureau of Industry and Security (“BIS”)) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control (“OFAC”)) codified at 31 CFR, Parts 500-599) (collectively, “Export Control Laws”).

(b) Neither FX nor any of its Subsidiaries has, since January 1, 2015, engaged in, nor is FX or any Subsidiary currently engaging in or pursuing, any business, directly or indirectly, with (i) any country or territory that is (or was since January 1, 2015) the target of comprehensive sanctions imposed by the United Nations, the United States, Japan, the European Union, the United Kingdom, or Canada (namely, Iran, Cuba, North Korea, Syria, Sudan, or Crimea) or (ii) with any person appearing on a sanctioned party list issued by the United Nations, the United States, Japan, the European Union, the United Kingdom, or Canada, or, to the knowledge of FX or any Subsidiary, owned or controlled by such a Person.

(c) Section 2.21(c) of the FX Disclosure Letter sets forth a true and complete list, as of the date of this Agreement of each material export license and pending export license applications applicable to FX.

(d) FX has established internal controls and procedures intended to ensure compliance with all applicable Export Control Laws.

Section 2.22 Data Protection Compliance Matters.

(a) Each of FX and its Subsidiaries has complied in all material respects with its Privacy Policy and all applicable Data Protection Laws.

(b) To the knowledge of FX, there has been no unauthorized access to, or unauthorized or illegal use, disclosure, or modification of Personal Data or any other material confidential or sensitive information maintained by or on behalf of FX or its Subsidiaries, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole. There is no Action pending against, or, to the knowledge of FX, threatened against, FX or any of its Subsidiaries before (or, in the case of threatened Actions, that would be before) any Governmental Authority with respect to the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, possession or other processing or security of any Personal Data by FX or any of its Subsidiaries, that, if determined or resolved adversely is reasonably expected to be, either individually or in the aggregate, material to FX and its Subsidiaries, taken as a whole, and, to the knowledge of FX, there is no reasonable basis for any such Action.

Section 2.23 Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by FX or any of its Subsidiaries (“Insurance Policies”) are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of FX and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons of a similar size and engaged in similar businesses, except for any such failures to maintain insurance policies that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. Each Insurance Policy is in full force and effect and has not been revoked, no notice of cancellation has been given with respect thereto, and all premiums due with respect to all Insurance Policies have been paid, with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 2.24 Related Party Contracts. Section 2.24(a) of the FX Disclosure Letter sets forth a true and complete list of each material Related Party Contract. Since January 1, 2015, there has been no material payment between FX or any of its Subsidiaries or any of their respective Related Parties, on the one hand, and FH or any of its Affiliates or any of their respective Related Parties (other than FX and its Subsidiaries), on the other hand, other than any such payment made pursuant to any Related Party Contracts set forth on Section 2.24(a) of the FX Disclosure Letter, true and complete copies of which have been made available to XC prior to the date of this Agreement. As of the RA Closing, none of FX or any of its Subsidiaries shall have any outstanding liabilities that are or would reasonably be expected to be, individually or in the aggregate, material owed to FH or any of its Affiliates or any of their respective Related Parties (other than FX and its Subsidiaries) other than pursuant to Related Party Contracts set forth on Section 2.24(a) of the FX Disclosure Letter (but subject to Section 5.04), or pursuant to Related Party Contracts entered into after the date of this Agreement as set forth on Section 2.24(b) of the FX Disclosure Letter.

Section 2.25 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of FX or any of its Subsidiaries who might be entitled to any fee or commission from FX or any of its Subsidiaries in connection with the Transactions.

Section 2.26 Financing. At the RA Closing, FX will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to redeem and purchase all of the Redeemed Shares from FH and to pay all related fees and expenses in connection with the RA Transactions.

Section 2.27 Product Warranties; Product Liability; Product Recall.

(a) No product manufactured, sold, leased or delivered by, or service rendered by or on behalf of, FX or any of its Subsidiaries is subject to any guaranty, warranty or other indemnity, express or implied, beyond the applicable standard terms and conditions of sale, lease or service.

(b) From January 1, 2015 until the date of this Agreement, none of FX or any of its Subsidiaries has been required to pay direct, incidental or consequential damages in excess of $1 million to any Person in connection with any claims for defective products or service.

(c) FX has no material liability or obligation for personal injuries, replacement or other damages in connection with the manufacture, sale, lease or delivery of any product or service rendered prior to the RA Closing. There are no pending or, to the knowledge of FX, threatened material claims against FX for injury to person or property of employees or any third parties suffered, as a result of any product manufactured, sold, or delivered by, or service rendered by or on behalf of FX, including claims arising out of the alleged defective or unsafe nature of such products or services.

(d) None of the products designed, manufactured, sold, leased or delivered by FX or any of its Subsidiaries have been subject to, or are subject to, any material voluntary recall or any recall mandated by any Governmental Authority or similar material product corrective action in connection with any actual or alleged product defect, and none of FX or its Subsidiaries have any plans to initiate any such recall or action.

Section 2.28 Sufficiency of Assets. The assets owned or leased by FX and each of its Subsidiaries constitute all of the material assets used in connection with the business of FX and each of its Subsidiaries. Such assets constitute all of the assets necessary for FX and each of its Subsidiaries to continue to conduct its business following the RA Closing as it is currently being conducted in all material respects.

Section 2.29 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of FX for inclusion or incorporation by reference in any XC Disclosure Document, including the Proxy Statement, or in connection with any financing by XC or any of its Subsidiaries in connection with the Transactions, will, at the time of the filing thereof or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, FH makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of XC or any Affiliates thereof for inclusion or incorporation by reference in the XC Disclosure Documents.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES REGARDING FH

Except as (X) set forth in any document required to be filed by FH with the TSE, including any amendments or supplements thereto, that is publicly available in English at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), or (Y) disclosed in the FH Disclosure Letter in accordance with Section 9.06, FH represents and warrants to XC, that:

Section 3.01 Corporate Existence and Power. FH is duly incorporated and validly existing under the Laws of Japan. FH has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.02 Corporate Authorization. The execution, delivery and performance by FH of this Agreement and the consummation by FH of the Transactions are within the corporate powers of FH and have been duly authorized by all necessary corporate action of FH. Assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and binding agreement of FH, enforceable against FH in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). The board of directors of FH has adopted resolutions approving the execution, delivery and performance by FH of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. FH has duly executed this Agreement and on the Closing Date each of FH and its Subsidiaries will have duly executed and delivered the applicable Transaction Documents to which it will be a party.

Section 3.03 Governmental Authorization. The execution, delivery and performance by FH of this Agreement and the consummation by FH of the RA Transactions require no action or approval by, or filing with, any Governmental Authority, other than:

(a) filings required under, and compliance with any other applicable requirements of, the Antitrust Laws,

(b) compliance with any applicable requirements of the TSE,

(c) compliance with any applicable requirements of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), and

(d) any actions, approvals or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.04 Noncontravention. The execution, delivery and performance by FH of this Agreement and the consummation by FH of the Transactions do not and will not:

(a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of FH,

(b) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable Law or any Order binding on FH or any of FH’s Subsidiaries,

(c) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which FH or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon FH or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, in each case, with or without notice or lapse of time, or both, or

(d) result in the creation or imposition of any Lien on any asset of FH or any of its Subsidiaries,

with only such exceptions, in the case of clauses (b), (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.05 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of FH or any of its Affiliates for inclusion or incorporation by reference in any XC Disclosure Document, including the Proxy Statement, or in connection with any financing by XC or any of its Subsidiaries in connection with the Transactions, will, at the time of the filing thereof or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, FH makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of XC or any Affiliates thereof for inclusion or incorporation by reference in the XC Disclosure Documents.

Section 3.06 Finders’ Fees. Except for Morgan Stanley / Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., whose fees will be paid by FH, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorized to act on behalf of FH who might be entitled to any fee or commission in connection with the Transactions, and FH has not taken any action that could cause XC to be liable for any such fees or commissions.

Section 3.07 Litigation. Except for matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect, as of the date hereof, there is no Action against, or, to the knowledge of FH, threatened against or affecting, FH or any of its Subsidiaries or any executive officer or director of FH or any Subsidiary of FH before (or, in the case of threatened Actions, that would be before) any Governmental Authority or arbitrator. Neither FH nor any of its Subsidiaries is subject to any outstanding Order or arbitration ruling, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

Section 3.08 Ownership of Shares. FH beneficially owns all of the Redeemed Shares. Other than the Redeemed Shares and the Contributed Shares (if any), FH holds no other FX Securities. FH has good and valid title to the Redeemed Shares, free and clear of all Liens. Upon the RA Closing, FH will convey the Redeemed Shares to FX free and clear of all Liens. The Redeemed Shares are not subject to any Contract restricting or otherwise relating to the voting, distribution rights or disposition of such Redeemed Shares.

Section 3.09 Vote Required. No vote or consent of the holders of any of the outstanding shares of capital stock of FH is necessary to approve this Agreement or the Transactions.

ARTICLE 4.

CERTAIN COVENANTS OF FX

Section 4.01 Conduct of FX.

(a) Except (x) as required by Law, Order or otherwise by any Governmental Authority, (y) as expressly contemplated, required or otherwise expressly permitted by any Transaction Document or (z) as set forth in Section 4.01 of the FX Disclosure Letter, from the date hereof until the RA Closing (or such earlier date on which this Agreement is terminated pursuant to Article 8), unless XC otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), FX shall, and shall cause each of its Subsidiaries, and FH shall cause FX and each Subsidiary of FX, to:

(i) conduct its business in all material respects in the ordinary course; and

(ii) use its commercially reasonable efforts to:

(A) preserve intact its business organizations and relationships and goodwill with material customers, suppliers, distributors, licensors and licensees with whom FX or any of its Subsidiaries have significant business relationships;

(B) maintain the employment of its present officers and key employees identified in Section 4.01 of the FX Disclosure Letter (provided that FX shall not be obligated to increase the compensation of, or make any other payments to, such officers and key employees);

(C) maintain and keep material properties and assets: (X) in good repair and condition, subject to ordinary course wear and tear; and (Y) insured in accordance with the Insurance Policies described in Section 2.23; and

(D) maintain in effect all material FX Permits necessary to the current operation of the business of FX or any of its Subsidiaries.

(b) Without limiting the generality of the foregoing and in furtherance thereof, except (x) as required by Law, Order or otherwise by any Governmental Authority, (y) as expressly contemplated, required or otherwise expressly permitted by any Transaction Document or (z) as set forth in Section 4.01 of the FX Disclosure Letter, from the date hereof until the RA Closing (or such earlier date on which this Agreement is terminated pursuant to Article 8), unless XC otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), FX shall not and shall not permit any of its Subsidiaries, and FH shall cause FX and each Subsidiary of FX not, to:

(i) amend its Organizational Documents (whether by merger, consolidation or otherwise), other than immaterial amendments with respect to Subsidiaries of FX;

(ii) merge or consolidate FX or any of its Subsidiaries with any other Person (except for any such transactions among wholly owned Subsidiaries of FX), or restructure, reorganize or completely or partially liquidate its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business, other than: (A) acquisitions pursuant to Contracts in effect as of the date of this Agreement or (B) acquisitions not in excess of $10 million individually or $30 million in the aggregate.

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of FX or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than issuances or transfers by a wholly owned Subsidiary of FX to FX or another wholly owned Subsidiary;

(v) create or incur any Lien (other than a Permitted Lien) material to FX or any of its Subsidiaries, except in the ordinary course of business;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than FX or any direct or indirect wholly owned Subsidiary of FX) in excess of $10 million in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for:

(A) the Redemption and

(B) dividends paid by any direct or indirect Subsidiary of FX to FX or to any other direct or indirect wholly owned Subsidiary of FX in accordance with Section 5.06;

(viii) enter into any agreement with respect to the voting of its capital stock;

(ix) other than transactions among FX and its wholly owned Subsidiaries or among FX’s wholly owned Subsidiaries, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(x) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of FX or any of its Subsidiaries, except for indebtedness for borrowed money

(A) that does not exceed $10 million in the aggregate,

(B) that is in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced,

(C) that consists of guarantees incurred in compliance with this Section 4.01(b) by FX of indebtedness of wholly owned Subsidiaries of FX, or

(D) among FX and its wholly owned Subsidiaries or among FX’s wholly owned Subsidiaries;

(xi) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those as may be contemplated by the plan described in Section 4.01 of the FX Disclosure Letter or (B) any capital expenditures not to exceed $10 million individually or $30 million in the aggregate during any 12-month period;

(xii) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or JGAAP after the date of this Agreement;

(xiii) settle any Action for an amount in excess of the applicable amount set forth on Section 4.01 of the FX Disclosure Letter, provided that such settlement is limited only to the payment of money and customary confidentiality agreements;

(xiv) enter into, amend, waive or terminate any Material Contract (or Contract that would have been a Material Contract had it been entered into prior to this Agreement), or cancel, modify or waive any debts or claims held by it or waive any material rights, in each case, except in the ordinary course of business;

(xv) enter into, amend, waive or terminate any Related Party Contract (or Contract that would have been a Related Party Contract had it been entered into prior to the date of this Agreement) or otherwise make any payment to FH or any of its Affiliates or any of their respective Related Parties;

(xvi) except in the ordinary course of business or as otherwise required by Law, make, change or revoke any material Tax election, file any material amendment to any material Tax Return, adopt or change any material accounting method in respect of Taxes, change any material Tax accounting period, enter into any Tax allocation, Tax sharing or Tax indemnity agreement other than agreements entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes, enter into any closing agreement or other agreements with any Governmental Authority with respect to a material amount of Taxes, settle or compromise any Action in respect of a material amount of Taxes, apply for or enter into any ruling with respect to Taxes or surrender any right to claim a material Tax refund;

(xvii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, disclaim, dedicate to the public, allow to lapse or expire (including by failing to take required actions or make required payments) or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of FX or its Subsidiaries, including capital stock of any of its Subsidiaries, except

(A) in connection with services provided in the ordinary course of business and sales of obsolete assets;

(B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10 million individually or $30 million in the aggregate;

(C) pursuant to Contracts in effect prior to the date of this Agreement or entered into in the ordinary course of business following the date of this Agreement; or

(D) sales, leases, licenses or other dispositions of inventory in the ordinary course of business;

(xviii) except as required pursuant to any FX Plan, as required by applicable Law or in the ordinary course of business,

(A) grant or provide any severance, retention, change in control, bonus or termination payments or benefits to any Worker, except for payments or benefits in the ordinary course of business,

(B) increase the compensation, bonus or pension, welfare, severance or other benefits of, or pay any bonus to any Worker, except for increases or payments in the ordinary course of business,

(C) establish, adopt, amend or terminate any material FX Plan or amend the terms of any outstanding equity-based awards other than in the ordinary course of business and that do not materially increase the cost to FX, in the aggregate, of maintaining such FX Plan,

(D) take any action to amend, waive or accelerate the performance or the criteria of vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any FX Plan, to the extent not already provided in any such FX Plan,

(E) change any actuarial or other assumptions used to calculate funding obligations with respect to any FX Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by changes in GAAP or JGAAP after the date of this Agreement,

(xix) enter into any collective bargaining agreement or other labor agreement with a union, labor organization or works council;

(xx) other than transactions among FX and its wholly owned Subsidiaries or among FX’s wholly owned Subsidiaries, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of any material real properties of FX or its Subsidiaries, outside the ordinary course of business; or

(xxi) agree, authorize or commit to do any of the foregoing.

Section 4.02 Access to Information.

(a) From and after the date hereof until the RA Closing, subject to applicable Law, FX shall:

(i) provide to XC, its counsel, financial advisors, auditors and other authorized Representatives, upon reasonable prior notice, reasonable access during normal business hours to the properties, books and records of FX and its Subsidiaries,

(ii) furnish to XC, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information concerning FX and its Subsidiaries as such Persons may reasonably request, and

(iii) instruct the employees, counsel, financial advisors, auditors and other authorized Representatives of FX and its Subsidiaries to cooperate with XC in the matters described in clauses (i) and (ii) above.

(b) Any investigation pursuant to this Section 4.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of FX and its Subsidiaries.

(c) Nothing in this Section 4.02 shall require FX to provide any access, or to disclose any information if FX reasonably determines that such access or disclosure would (i) violate applicable Law (including Antitrust Laws and Data Protection Laws) or any confidentiality obligation of FX owed to any Third Party under a confidentiality agreement or similar agreement or otherwise expose FX or any of its Subsidiaries to risk of liability for disclosure of sensitive or personal information; or (ii) jeopardize the protection of any attorney-client privilege, attorney work product protection or other legal privilege to the extent such privilege or protection cannot be protected by FX through exercise of its commercially reasonable efforts; provided, that FX shall (A) use reasonable best efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such Law or confidentiality obligations, as applicable and (B) notify XC that FX has reasonably determined that such access or disclosure is not being provided, along with reasonable detail of the facts giving rise to such notification (to the extent disclosure of such information would not otherwise be subject to the first clause of this Section 4.02(c)).

Section 4.03 Increase of Distributable Funds. As soon as practicable after the date hereof and in any event prior to the RA Closing, subject to applicable Law, FX shall use reasonable best efforts to increase its distributable funds (bumpai kanōgaku, as defined in Article 461, Paragraph 2 of the Companies Act) to be sufficient to redeem and purchase the maximum number of Redeemed Shares from FH, and in any event FH and FX shall use reasonable best efforts to increase FX’s distributable funds (bumpai kanōgaku, as defined in Article 461, Paragraph 2 of the Companies Act) such that the number of Redeemed Shares is not less than twenty eight million (28,000,000).

Section 4.04 Consent and Notices from Certain Third Parties. Without limiting the generality of any provision of the Subscription Agreement, as soon as practicable after the date hereof and in any event prior to the RA Closing, FH and FX shall use their reasonable best efforts, and shall cause their respective Affiliates to use their reasonable best efforts, to obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Transactions (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Transaction pursuant to Article 7). Certain Covenants of FH and FX

ARTICLE 5.

CERTAIN COVENANTS OF FH AND FX

Section 5.01 General Efforts, Cooperation, and Notices of Certain Events.

(a) General Efforts. Without limiting any provision of the Subscription Agreement, subject to the terms and conditions of this Agreement, each of XC, FX and FH shall cooperate with the other parties hereto and use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions, and to do, or cause to be done, and assist the other party hereto in doing, all things reasonably necessary, proper or advisable to cause the conditions to the RA Closing and the SA Closing to be satisfied as promptly as practicable and to consummate the Transactions as promptly as practicable, including:

(i) the making of all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and the taking of all steps as may be necessary, including convening any prerequisite meetings of bodies of FH or FX, to obtain a required approval, consent, registration, waiver, permit, authorization, Order or other confirmation from, or to avoid an Action by, any Governmental Authority or any other Third Party,

(ii) the taking of actions to provide required notices, and obtain required consents or waivers, including in respect of any applicable Material Contracts,

(iii) the defending of any Actions challenging this Agreement or any other Transaction Documents or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and

(iv) the execution and delivery of any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of this Agreement and the other Transaction Documents.

(b) Cooperation. Without limiting any provision of the Subscription Agreement, subject to the terms and conditions of this Agreement, XC, FX and FH shall cooperate with one another:

(i) in connection with any filing or submission with a Governmental Authority in connection with the Transactions or in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person,

(ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required,

(iii) in determining whether any actions, consents, approvals, waivers or registrations are reasonably necessary, proper or advisable in respect of other Third Parties in connection with the consummation of the Transactions,

(iv) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers, and

(v) in coordinating the overall development of the positions and strategies taken, information presented and regulatory action requested in any application, notification, filing, submission, meeting or other communication with a Governmental Authority.

If FH, FX or XC (or any of their respective Subsidiaries) receives a request for additional information from any Governmental Authority that is related to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. Prior to delivery of such response, to the extent practicable, such party shall provide the other party with a reasonable opportunity to review and comment on such response. No party shall participate in any substantive meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Each party shall use its reasonable best efforts to supply, and use their respective reasonable best efforts to cause their respective Affiliates to supply, as promptly as practicable any additional information and documentary material that may be requested pursuant to the foregoing.

(c) Notices of Certain Events. Without limiting any provision of the Subscription Agreement, each of XC, FX and FH shall promptly notify the others of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii) any Action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting XC or any of its Subsidiaries or FH or FX or any of their respective Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions;

(iii) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions to the obligations of any party hereto set forth in Section 7.02(a), Section 7.03(a) or Section 7.03(b) not to be satisfied;

(iv) any failure of that party to comply with any covenant or agreement to be complied with by it hereunder that could reasonably be expected to cause any of the conditions to the obligations of that party set forth in Section 7.02(b) or Section 7.03(c) not to be satisfied; and

(v) any written notice or other communication from, or given by any party or any of its Affiliates to, any Governmental Authority or private Person in connection with the Transactions;

provided, that the delivery of any notice pursuant to this Section 5.01(c) shall not affect or be deemed to modify any representation or warranty made by any party hereunder or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.02 Public Announcements. No party hereto shall, and each party hereto shall cause its respective Subsidiaries not to, issue any press release, make any other public statement, or schedule any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions except in accordance with Section 5.06 (Public Announcements) of the Subscription Agreement.

Section 5.03 Repayment of Bank Loan. Following the SA Closing, FH shall exercise its commercially reasonable efforts to cause XC to, and to the extent XC has received proceeds from FH pursuant to the Subscription Agreement in the amount outstanding under the RA Loan, XC shall directly or indirectly capitalize FX to the extent of such proceeds and cause FX to use such proceeds to, repay any amounts outstanding under the RA Loan.

Section 5.04 Related Party Contracts. As soon as practicable following the date hereof, and in any event prior to the RA Closing, the parties shall discuss in good faith the treatment after the Closing Date of each of the Related Party Contracts; provided, that, from and after the RA Closing, the terms of Related Party Contract shall be automatically amended to the extent necessary to procure that any products or services provided by FH or its applicable Affiliates to FX and its Subsidiaries are on terms no less favorable to FX and its Subsidiaries than the terms (i) on which such services were provided prior to the date of this Agreement (subject to cost adjustment for inflation and other changes in the ordinary course of business consistent with past practice) or (ii) available in a comparable transaction with a Third Party on an arms’-length basis at such time, whichever is more favorable to XC, FX and their respective Subsidiaries. FH shall, and shall cause its applicable Affiliates to, take all actions necessary or advisable to give effect to this Section 5.04.

Section 5.05 RA Loan Efforts. Subject to the terms and conditions of this Agreement, FH and FX shall use their respective reasonable best efforts to (a) take, and shall cause their respective Subsidiaries to use their respective reasonable best efforts to take, all actions and (b) do, and shall cause their respective Subsidiaries to use their respective reasonable best efforts to do, in each case, all things necessary to obtain the proceeds of the RA Loan at or prior to the RA Closing and to draw such amount of the RA Loan as is necessary to consummate the Redemption and causing the lenders thereunder to fund the RA Loan in accordance with its terms at or prior to the RA Closing in the event that the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or, upon such funding would be satisfied. Notwithstanding anything in this Agreement to the contrary, in no event shall the aggregate amount of proceeds obtained from the RA Loan exceed the Purchase Price minus the amount of cash (other than the proceeds of the RA Loan) of FX used to consummate the Redemption.

Section 5.06 Redemption Dividends. Sufficiently in advance in order to allow the Redemption to occur at the RA Closing, FH and FX shall, subject to applicable Law, cause each applicable FX Subsidiary to declare and pay any dividends to FX reasonably necessary and available to finance the Redemption.

ARTICLE 6.

CERTAIN COVENANTS OF XC

Section 6.01 Approval of Xerox UK. XC shall cause Xerox UK, as shareholder of FX, to take all actions necessary as a shareholder of FX to approve the Redemption (including voting in favor of the Redemption and refraining from exercising its right under Article 160, Paragraph 3 of the Companies Act).

ARTICLE 7.

CLOSING CONDITIONS

Section 7.01 Conditions to Each Party’s Obligation to Effect the RA Closing. The respective obligation of each party to this Agreement to effect the RA Closing is subject to the satisfaction on or before the Closing Date of each of the following conditions, unless waived (if permissible by Law) in writing by each of FH and XC:

(a) No Injunctions or Restraints; Illegality. No Law or Order of any Governmental Authority of competent jurisdiction in which any of XC, FX or their respective Subsidiaries has substantial operations shall have been enacted, issued, promulgated, enforced or entered after the date of this Agreement enjoining or otherwise prohibiting the completion of the Transactions and no injunction (whether temporary, preliminary or permanent) of any Governmental Authority of competent jurisdiction in which any of XC, FX or their respective Subsidiaries has substantial operations shall be in effect that enjoins or otherwise prohibits completion of the Transactions, and no Law or Order of any Governmental Authority of competent jurisdiction shall be in effect that, in any such case, in relation to the Transactions, imposes (or creates a material risk of the imposition of) criminal sanctions upon any party hereto or any of their respective Subsidiaries, or any director or officer of any of the foregoing.

(b) Shareholder Approval. The Applicable Shareholder Approvals (as defined in the Subscription Agreement) shall have been validly obtained.

(c) Antitrust Approvals. The waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (or any extension thereof) shall have expired or been terminated and all required approvals shall have been obtained (or waiting periods expired or terminated) under the applicable Antitrust Laws set forth in Section 7.01(c) of the FX Disclosure Letter.

(d) CFIUS Approval. The CFIUS Approval (as defined in the Subscription Agreement) shall have been obtained.

(e) DSS and DOE Approval. The DSS/DOE Approval (as defined in the Subscription Agreement) shall have been obtained.

(f) ITAR. A period of 60 days shall have elapsed following written notice to the Directorate of Defense Trade Controls of the United States Department of State under the International Traffic in Arms Regulations, 22 CFR§122.4(b), with respect to the Transactions.

(g) Filing of XC Certificate of Amendment to Certificate of Incorporation. XC shall have filed with the New York Department of State the Charter Amendment (as defined in the Subscription Agreement).

(h) Special Dividend. The Special Dividend (as defined in the Subscription Agreement) shall have been declared by XC.

Section 7.02 Conditions to Obligations of FH and FX. The obligations of each of FH and FX to effect the RA Closing are also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by FH:

(a) Representations and Warranties of XC. The representations and warranties contained in:

(i) Section 2.05(a) (Capitalization) of the Subscription Agreement shall be true and correct in all respects, as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all respects as of such date or time), except for any inaccuracies that, individually or in the aggregate, would not (i) result in XC being unable to deliver the required number of Subscribed Shares (as defined in the Subscription Agreement) to FH at the SA Closing or (ii) reasonably be expected to result in more than de minimis additional cost, expense or liability to FX or FH;

(ii) Section 2.01 (Corporate Existence and Power), Section 2.02 (Corporate Authorization), Section 2.05(b)-(d) (Capitalization), Section 2.26 (Finders’ Fees) and Section 2.28 (Takeover Statutes) of the Subscription Agreement shall be true and correct in all material respects, in each case, as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all material respects as of such date or time); and

(iii) Article II of the Subscription Agreement other than the sections identified in the foregoing clauses (i) and (ii) shall be true and correct in all respects (disregarding any qualifications therein that relate to materiality or XC Material Adverse Effect (as defined in the Subscription Agreement)) as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all material respects as of such date or time), except for any inaccuracies that, individually or in the aggregate, have not had and would not reasonably be expected to result in a XC Material Adverse Effect.

(b) Performance by XC. XC shall have performed in all material respects all obligations and agreements contained in this Agreement and the Subscription Agreement (other than Section 5.17(d) of the Subscription Agreement) required to be performed or complied with by it prior to or at the RA Closing.

(c) XC Material Adverse Effect. Since the date hereof, no event, occurrence, development, condition or state of circumstances or facts shall have occurred that has had, or would reasonably be expected to have, a XC Material Adverse Effect (as defined in the Subscription Agreement).

(d) XC Officer’s Certificate. XC shall have delivered to FH a certificate of XC, executed by an officer of XC, dated as of the Closing Date, certifying that the conditions set forth in this Section 7.02 have been satisfied.

(e) Deliveries by XC. XC shall have delivered each of the agreements, certificates or other deliverables (to the extent applicable, duly executed by XC and each of its applicable Affiliates) required to be delivered by XC at the RA Closing pursuant to Schedule 2.

Section 7.03 Conditions to Obligations of XC. The RA Closing shall also be subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by XC:

(a) Representations and Warranties Regarding FH. The representations and warranties contained in:

(i) Section 3.02 (Corporate Authorization) and Section 3.08 (Ownership of Shares) of this Agreement and Section 3.02 (Corporate Authorization), Section 3.10 (Ownership of Shares) and Section 3.18 (Contributed Shares) of the Subscription Agreement shall be true and correct in all respects; and

(ii) Article 3 of this Agreement and Article 3 of the Subscription Agreement other than the sections identified in the foregoing clause (i) shall be true and correct in all respects (disregarding any qualifications therein that relate to materiality or FH Material Adverse Effect) as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all material respects as of such date or time), except for any inaccuracies that have not had and would not reasonably be expected to have, individually or in the aggregate, a FH Material Adverse Effect.

(b) Representations and Warranties Regarding FX. The representations and warranties contained in:

(i) Section 2.05(a) (Capitalization) and Section 2.09(a)(ii) (Absence of Certain Changes) shall be true and correct in all respects, as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all respects as of such date or time), except for any inaccuracies that, individually or in the aggregate, would not reasonably be expected to result in more than de minimis additional cost, expense or liability to XC;

(ii) Section 2.01 (Corporate Existence and Power), Section 2.02 (Corporate Authorization), Section 2.05(b)-(d) (Capitalization), Section 2.24 (Related Party Contracts), Section 2.25 (Finders’ Fees) and Section 2.28 (Sufficiency of Assets) shall be true and correct in all material respects, in each case, as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all material respects as of such date or time); and

(iii) Article II of the Subscription Agreement other than the sections identified in the foregoing clauses (i) and (ii) shall be true and correct in all respects (disregarding any qualifications therein that relate to materiality or FX Material Adverse Effect) as of immediately prior to the RA Closing with the same force and effect as if made on and as of immediately prior to the RA Closing (except for such representations that relate to a specific date or time which shall be true and correct in all material respects as of such date or time), except for any inaccuracies that have not had and would not reasonably be expected to have, individually or in the aggregate, a FX Material Adverse Effect.

(c) Performance by FH and FX. Each of FH and FX shall have performed in all material respects all obligations and agreements contained in this Agreement or the Subscription Agreement (other than Section 5.17(d) of the Subscription Agreement) required to be performed or complied with by such Person prior to or at the Closing Date.

(d) FX Financial Statements.

(i) FH shall have delivered to XC the FX Audited Financials, the FX FY2018 Financials and any FX Interim Financials required to be obtained prior to the RA Closing pursuant to and in accordance with Section 5.05(d) of the Subscription Agreement.

(ii) The delivered FX Audited Financials, FX FY2018 Financials and FX Interim Financials shall: (A) have been prepared from, are in accordance with, and accurately reflect the books and records of FX and its consolidated Subsidiaries in all material respects; (B) have been prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto); and (C) fairly present in all material respects the consolidated financial position of FX and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(iii) The consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in any of the delivered

(A) FX Audited Financials shall not deviate, in any material respect, from the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the Unaudited Financial Statements.

(B) FX FY2018 Financials shall not deviate, in any material respect, from the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the Unaudited 2018Q3 Financial Statements, except to the extent necessary to record events that occurred after December 31, 2017.

(iv) Since March 31, 2017:

(A) neither FX nor the FX Board or any committee of the FX Board shall have determined or shall have otherwise concluded that the FX Audited Financials, FX FY2018 Financials or FX Interim Financials should no longer be relied upon because of an error in such financial statements;

(B) FX’s independent accountant shall not have (1) withdrawn or stated its intention to withdraw its opinion with respect to the FX Audited Financials or FX FY2018 Financials or (2) resigned or threatened to resign; and

(C) there shall not have been any material restatement or proposed restatement of the FX Audited Financials, FX FY2018 Financials or FX Interim Financials which would adversely affect FX and, to the knowledge of FX and the knowledge of FH, no event has occurred that could reasonably be expected to result in any such restatement.

(e) FX Material Adverse Effect. Since the date hereof, no event, occurrence, development, condition or state of circumstances or facts shall have occurred that has had, or would reasonably be expected to have, a FX Material Adverse Effect.

(f) FH Material Adverse Effect. Since the date hereof, no event, occurrence, development, condition or state of circumstances or facts shall have occurred that has had, or would reasonably be expected to have, a FH Material Adverse Effect.

(g) Officer’s Certificate. Each of FH and FX shall have delivered to XC a certificate of FH or FX, as applicable, executed by an officer of FH or FX, as applicable, dated as of the Closing Date, certifying that the conditions set forth in this Section 7.03 have been satisfied.

(h) No Change of Control of FH. Since the date of this Agreement, FH shall not have undergone or announced any Change of Control.

(i) Deliveries by FH and FX. Each of FH and FX shall have delivered each of the agreements, certificates or other deliverables (to the extent applicable, duly executed by FH, FX and each of their respective Affiliates) required to be delivered by FH or FX at the RA Closing pursuant to Schedule 2.

ARTICLE 8.

TERMINATION

Section 8.01 Termination. This Agreement shall terminate, and the Transactions abandoned, automatically at any time prior to the occurrence of the Subscription (the date of any such termination, the “Termination Date”), if the Subscription Agreement has been validly terminated in accordance with its terms.

Section 8.02 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and of no effect, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates (or any shareholder, director, officer, employee, agent, consultant or Representative of any party hereto or their respective Affiliates); provided, that the provisions contemplated by Section 9.02 (Survival) shall survive any such termination; provided, further, that, subject to Section 9.05 (Fees and Expenses), if such termination results from Willful Breach by any party hereto of any of its respective representations, warranties, covenants or agreements herein or in the Subscription Agreement, such party (and, in the case of FX, FH) shall be fully liable for any and all liabilities and damages incurred or suffered by any other party as a result of such failure, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders, including, in the case of XC, the loss of market value or stock price of XC (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party. Upon any such termination, each party hereto shall return or destroy all confidential information of the other party.

(b) In the event the Redemption occurs prior to the termination of the Subscription Agreement, either party shall have the right to cause the rescission of the transactions effected hereby.

(c) Other than the right to seek losses or damages for a Willful Breach of this Agreement or the Subscription Agreement following a termination of this Agreement resulting from such Willful Breach, both parties waive any right to seek damages arising from a breach of any provision of this Agreement or the Subscription Agreement.

ARTICLE 9.

MISCELLANEOUS

Section 9.01 Interpretation.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) References to Articles, Sections, and Schedules are to Articles, Sections, and Schedules of this Agreement unless otherwise specified. All and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(c) Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(d) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(e) The word “or” shall be disjunctive but not be limiting or exclusive.

(f) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g) References to any Law shall be deemed to include any rules or regulations promulgated thereunder, and all amendments, supplements or replacements thereof.

(h) References to any Contract are to that Contract, as amended, modified or supplemented from time to time in accordance with the terms thereof.

(i) References to any Person include the successors and permitted assigns of that Person.

(j) References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to days are to calendar days; provided, that any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next Business Day.

(k) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.

(l) References herein to “the ordinary course of business” or phrases of similar import shall refer to the ordinary course of business consistent with past practice.

(m) Unless otherwise specified, the terms “dollars” and “$” mean U.S. dollars.

(n) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(o) This Agreement and the other Transaction Documents have been negotiated and drafted jointly by the parties and their attorneys, and no rule of construction disfavoring the drafting party shall apply.

Section 9.02 Survival. This Article 9 and the agreements of the parties that by their terms apply or are to be performed in whole or in part after the RA Closing shall survive the RA Closing in accordance with their terms. This Article 9 and the agreements of the parties set forth in Section 5.02 (Public Announcements), Section 8.02 (Effect of Termination), and Section 9.05 (Fees and Expenses) shall survive the termination of this Agreement. Subject to the foregoing, all other representations, warranties, covenants and agreements in this Agreement shall not survive the SA Closing or the termination of this Agreement.

Section 9.03 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to FX, to:

Fuji Xerox Co., Ltd.

9-7-3 Akasaka, Minato-ku

Tokyo 107-0052 JAPAN

Telephone: +81-3-6271-5111

Facsimile: +81-3-6271-5238

Attention: General Manager of Corporate Strategy

with a copy to (for information purposes only, which shall not constitute notice):

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-6529, Japan

Telephone: +81-3-3214-6522

Facsimile: +81-3-3214-6512

Attention: Gary M. Smith (GSmith@mofo.com);

                 Jeffrey Schrepfer (JSchrepfer@mofo.com)

and to:

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601, U.S.A.

Telephone: +1 (212) 468-8000

Facsimile: +1 (212) 468-7900

Attention: Jeffery Bell (JBell@mofo.com)

if to FH, to:

FUJIFILM Holdings Corporation

9-7-3 Akasaka, Minato-ku

Tokyo 107-0052 JAPAN

Telephone: 81-3-6271-1061

Facsimile: 81-3-6271-1135

Attention: General Manager – Corporate Planning Div.

with a copy to (for information purposes only, which shall not constitute notice):

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-6529, Japan

Telephone: +81-3-3214-6522

Facsimile: +81-3-3214-6512

Attention: Gary M. Smith (GSmith@mofo.com);

Jeffrey Schrepfer (JSchrepfer@mofo.com)

and to:

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601, U.S.A.

Telephone: +1 (212) 468-8000

Facsimile: +1 (212) 468-7900

Attention: Jeffery Bell (JBell@mofo.com)

if to XC, to:

Xerox Corporation

P.O. Box 4505

201 Merritt 7

Norwalk, CT 06851, U.S.A.

Telephone: +1 (203) 968-3000

Facsimile: +1 (203) 849-5152

Attention: General Counsel

with a copy to (for information purposes only, which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064, U.S.A.

Telephone: +1 (212) 373-3000

Facsimile: +1 (212) 757-3990

Attention: Robert B. Schumer (rschumer@paulweiss.com)

                Ariel J. Deckelbaum (ajdeckelbaum@paulweiss.com)

or to such other address or telephone or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received on the next succeeding Business Day in the place of receipt. Each of FH and FX shall cause any notice delivered hereunder to it or the other to be simultaneously delivered to XC.

Section 9.04 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the RA Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Applicable Shareholder Approvals (as defined in the Subscription Agreement) have been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of XC without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 9.05 Fees and Expenses. Whether or not the RA Transactions are consummated, except as otherwise set forth in Section 8.02(a) or this Section 9.05, all Expenses incurred in connection with this Agreement and the RA Transactions shall be paid by the party incurring such Expense. For purposes of this Agreement, “Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the preparation, negotiation, execution and performance of this Agreement, the making or obtaining of any required filings, notices or approvals of any Governmental Authority in connection therewith and all other matters related to the Transactions.

Section 9.06 Disclosure Letters. The parties hereto agree that any reference in a particular Section or sub-Section of either the FX Disclosure Letter or the FH Disclosure Letter shall be deemed to be an exception or qualification to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section or sub-Section of this Agreement and any other representations and warranties of such party that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent.

Section 9.07 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for the right of XC, on behalf of its shareholders, to pursue damages (including damages based on the benefit of the bargain lost by XC’s shareholders, including the loss of market value or stock price of XC) and other relief, including equitable relief, in the event of FH’s or FX’s Willful Breach in accordance with Section 8.02(a) (provided, however, that the rights granted pursuant to this sentence shall be enforceable on behalf of XC’s shareholders only by XC in its sole and absolute discretion), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided, that either party may assign its rights under this Agreement as collateral to any lender (or agent or trustee therefor) in connection with any bona fide financing arrangement permitted under this Agreement.

Section 9.08 Governing Law; Forum. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to the principles of conflicts of Laws in any jurisdiction; provided, that to the extent Japanese Law mandatorily applies, Japanese Law shall apply. Each party consents and submits to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States located in the Borough of Manhattan, New York, New York and any appellate court thereof for the adjudication of any Action or legal proceeding relating to or arising out of this Agreement and the Transactions (and each party agrees not to commence or support, or permit any of its Affiliates to commence or support, any Action or legal proceeding, whether in law or in equity, whether in contract, in tort or otherwise, relating thereto except in any such court), without prejudice to the jurisdiction of the Tokyo District Court for any Action or legal proceeding relating to or arising out of this Agreement and the RA Transactions over which the courts of Japan have exclusive jurisdiction under applicable Japanese Law, in which case each party consents and submits to the jurisdiction of the Tokyo District Court for the adjudication of such Action or legal proceeding. Each party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue in any such applicable court and agrees not to plead or claim in any such applicable court that any such action or legal proceeding brought in such court has been brought in an inconvenient forum. Process in any such Action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such applicable court. Without limiting the foregoing, each party hereby agrees that service of any process, summons, notice or document as provided in Section 9.03 shall be effective service of process for any such suit, Action or proceeding brought against such party in any such applicable court. Each party hereto agrees that a final judgment in any such Action or proceeding brought in such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject by suit upon such judgment.

Section 9.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 9.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Electronic or facsimile signatures shall be deemed to be original signatures.

Section 9.11 Entire Agreement. This Agreement, the NDA and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect thereto.

Section 9.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the RA Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the RA Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.13 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court (or, if applicable pursuant to Section 9.08, the Tokyo District Court), without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Fuji Xerox Co., Ltd.

By:	/s/ Hiroshi Kurihara
	Name:	Hiroshi Kurihara
	Title:	President and Representative Director

FUJIFILM Holdings Corporation

By:	/s/ Shigetaka Komori
	Name:	Shigetaka Komori
	Title:	Chairman and Chief Executive Officer, Representative Director

Xerox Corporation

By:	/s/ Jeffrey Jacobson
	Name:	Jeffrey Jacobson
	Title:	Chief Executive Officer

[Signature Page to Redemption Agreement]

CONFIDENTIAL

SCHEDULE 1

Defined Terms

For purposes of this Agreement:

1.	“Action” means any claim, action, cause of action, suit, demand, controversy, tender of indemnity, legal or administrative proceeding, investigation by or before any Governmental Authority, or any other administrative, judicial, arbitration, mediation or similar proceeding.

2.	“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, for all purposes of this Agreement, FH and FX and their respective Subsidiaries shall be deemed to be Affiliates of one another and FH, FX and their respective Subsidiaries, on the one hand, and XC and its Subsidiaries, on the other hand, shall be deemed not to be Affiliates of one another.

3.	“Agreement” has the meaning set forth in the Preamble.

4.	“Antitrust Laws” has the meaning set forth in Section 2.03(a).

5.	“Applicable Anticorruption Laws” has the meaning set forth in Section 2.20(a).

6.	“BIS” has the meaning set forth in Section 2.21(a).

7.	“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York and Tokyo, Japan are authorized or required by applicable Law to close.

8.

“Change of Control” means, with respect to FH, any of the following events: (i) any Person, individually or as part of a group, is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of a majority of the total voting power of FH; (ii) FH consolidates with or merges into another corporation or entity, or any corporation or entity consolidates with or merges into FH, other than (A) a merger or consolidation which would result in the voting securities of FH outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) a majority of the combined voting power of the voting securities of FH or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of FH (or similar transaction) in which no Person becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of a

Schedule 1 - 1

majority of the total voting power of FH; (iii) FH conveys, transfers or leases all or substantially all of its assets to any Person other than a wholly owned Affiliate of FH; (iv) FH Directors cease for any reason to constitute a majority of the members of the FH Board; (v) any transaction or series of related transactions that results in the directors comprising the FH Board immediately prior to such transaction ceasing to constitute a majority of the members of the FH Board or the board of directors of the Person surviving or resulting from such transaction (or the ultimate parent entity thereof); (vi) any purchase or sale of, or the commencement of any tender or exchange offer that if consummated would result in any Person or group beneficially owning a majority of any class of equity securities of FH which the FH Board recommends or fails to recommend against; or (vii) FH or the FH Board agrees, authorizes or commits to do any of the foregoing.

9.	“Closing Date” has the meaning set forth in Section 1.02.

10.	“Code” means the Internal Revenue Code of 1986, as amended.

11.	“Common Stock” means shares of the common capital stock of XC.

12.	“Companies Act” means the Companies Act of Japan (Act No. 86 of 2005, as amended).

13.	“Contract” means any contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, sublease, or other binding undertaking, commitment, obligation or pledge.

14.	“Contributed Shares” means all of the issued and outstanding equity interests of FX not held by XC or its wholly owned Subsidiaries following the Redemption.

15.	“Copyrights” means United States and non-United States copyrights and mask works (as defined in 17 U.S.C. §901) and registrations and pending applications to register the same.

16.	“Data Protection Laws” means all applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, use, retention and disposal of Personal Data (including Personal Data of employees). Data Protection Laws include, if applicable, the Payment Card Industry Data Security Standard with respect to any payment card data collected or handled.

17.	“Director Resignations” means duly executed letters of resignation, in a form reasonably acceptable to each of FH and XC, from each of the individuals on the FX Board, providing for such individual’s resignation from the FX Board effective as of the RA Closing.

18.

“Environmental Claim” means all Actions, claims or causes of actions alleging potential liability or responsibility for violation of any Environmental Law or for threat or injury to the environment, health or safety, personal injury (including sickness, disease or death) or property or natural resource damage, or otherwise alleging liability or

Schedule 1 - 2

responsibility for damages, investigation, cleanup, removal, remedial or response action or costs, contribution, restitution, administrative civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon any condition relating to the human health or the environment.

19.	“Environmental Laws” means any applicable Laws or any agreement with any Governmental Authority, relating to human health and safety, the environment or to pollutants, contaminants, wastes of chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

20.	“Environmental Permits” has the meaning set forth in Section 2.18(b).

21.	“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

22.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

23.	“Expenses” has the meaning set forth in Section 9.05.

24.	“Export Control Laws” has the meaning set forth in Section 2.21(a).

25.	“FH” has the meaning set forth in the Preamble.

26.	“FH Board” means the Board of Directors of FH.

27.	“FH Director” means, as of any date of determination, any member of the FH Board who (a) was a member of the FH Board on the date hereof or (b) was nominated for election or elected to the FH Board with the approval of a majority of the FH Directors who were members of the FH Board at the time of such nomination or election.

28.	“FH Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by FH to XC.

29.	“FH Material Adverse Effect” means any event, circumstance or effect that (i) prevents, materially impedes or materially impairs the ability of FH to perform its obligations under this Agreement or the Subscription Agreement or (ii) materially delays the consummation of the Transactions.

30.	“FX” has the meaning set forth in the Preamble.

31.	“FX Audited Financials” has the meaning set forth in the Subscription Agreement.

32.	“FX Balance Sheet” means the consolidated balance sheet of FX as of the FX Balance Sheet Date and the footnotes thereto, prepared in accordance with GAAP.

33.	“FX Balance Sheet Date” means December 31, 2017.

34.	“FX Board” means the Board of Directors of FX.

Schedule 1 - 3

35.	“FX Defined Benefit Plan” has the meaning set forth in Section 2.16(d).

36.	“FX Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by FX to XC.

37.	“FX FY2018 Financials” has the meaning set forth in the Subscription Agreement.

38.	“FX Initial Financials” has the meaning set forth in the Subscription Agreement.

39.	“FX Intellectual Property” means (i) all Registered FX Intellectual Property; and (ii) any other Intellectual Property Rights that are used in the business of FX and its Subsidiaries.

40.	“FX Interim Financials” has the meaning set forth in the Subscription Agreement.

41.	“FX Material Adverse Effect” means any event, circumstance, change or effect that

(A)	has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, prospects or results of operations of FX and its Subsidiaries, taken as a whole, or

(B)	prevents, materially impedes or materially impairs the ability of FX to perform its obligations under this Agreement or materially delays the consummation of the Transactions,

other than, in the case of clause (A), any event, circumstance, change or effect arising out of, resulting from or attributable to:

(i)	changes after the date of this Agreement in applicable Law, GAAP or JGAAP;

(ii)	changes in the financial or securities markets or general economic conditions in Japan or elsewhere in the world;

(iii)	changes or conditions generally affecting the industry in which FX and its Subsidiaries operate, including changes in the use, adoption or non-adoption of technologies or industry standards;

(iv)	acts of war (whether or not declared), sabotage, terrorism or cyber-terrorism, or any outbreak, escalation or worsening of any of the foregoing;

(v)	changes proximately caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any references to “FX Material Adverse Effect” in the representations and warranties set forth in Section 2.03 and Section 2.04), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, contractors, agents, employees, partners or regulators; or

Schedule 1 - 4

(vi)	any failure by FX and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure, if they are not otherwise excluded from this definition of FX Material Adverse Effect, has resulted in, or contributed to, a FX Material Adverse Effect);

provided, further, that in determining whether a FX Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent any of the changes, events, circumstances or developments in clauses (i) through (iv) above has or would reasonably be expected to have a disproportionate adverse effect on FX and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which FX and its Subsidiaries operate then the incremental disproportionate impact or impacts of such change, event, circumstance or development may be taken into account in determining whether a FX Material Adverse Effect has occurred or would reasonably be expected to occur.

42.	“FX Permits” has the meaning set forth in Section 2.11(b).

43.	“FX Plan” means each material employee benefit plan and any other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation or other benefits to any current or former Worker (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by FX or any of its Subsidiaries, or under which FX or any of its Subsidiaries has or may have any liability, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, including works council, trade union or other employee representative agreements or arrangements, but in each case other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which FX or any of its Subsidiaries does not contribute more than the minimum amounts required by applicable Law.

44.	“FX Plan List” has the meaning set forth in Section 2.16(a).

45.	“FX Price Per Share” means the quotient, expressed in Yen, of (a) six hundred seventy one billion Yen (JPY671,000,000,000) divided by (b) thirty million (30,000,000).

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46.	“FX Revised Financials” has the meaning set forth in the Subscription Agreement.

47.	“FX Securities” has the meaning set forth in Section 2.05(b).

48.	“FX Subsidiary Securities” has the meaning set forth in Section 2.06(b).

49.	“GAAP” means generally accepted accounting principles in the United States of America.

50.	“Government Officials” has the meaning set forth in Section 2.20(b).

51.	“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, arbitrator or arbitral body (public or private), agency or official, including any political subdivision thereof or any self-regulatory organizations (including stock exchanges).

52.	“Hazardous Material” means (i) any material, substance or waste which is defined or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous material,” “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “radioactive,” “toxic substance” or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity by any Governmental Authority pursuant to any Environmental Law; (ii) petroleum, petroleum products and fuel additives, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; and (iv) polychlorinated biphenyls and asbestos.

53.	“Insurance Policies” has the meaning set forth in Section 2.23.

54.	“Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with (i) Patents; (ii) Copyrights; (iii) other rights with respect to software, including applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks; (vi) rights with respect to domain names and uniform resource locators, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to databases and other compilations and collections of data or information, including applications therefor; and (ix) any rights equivalent or similar to any of the foregoing.

55.	“JGAAP” means generally accepted accounting principles in Japan.

56.	“knowledge” means (i) with respect to FX, the actual knowledge of the individuals listed on Annex A of the FX Disclosure Letter and (ii) with respect to FH, the actual knowledge of the individuals listed on Annex A of the FH Disclosure Letter.

57.	“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, standard, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

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58.	“Lien” means, with respect to any property or asset, any mortgage, deed of trust, deed to secure debt, lien (statutory or otherwise), pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, and including any Contract to give any of the foregoing in the future in respect of such property or asset.

59.	“Material Contract” has the meaning set forth in Section 2.19(b).

60.	“NDA” means the Mutual Confidentiality Agreement entered into December 27, 2017, by and among XC, FH, and FX.

61.	“OFAC” has the meaning set forth in Section 2.21(a).

62.	“Order” means any order, writ, injunction, award, judgment, decision, directive, ruling, assessment, stipulation or decree of, with or by a Governmental Authority.

63.	“Organizational Documents” means with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, partnership agreement, shareholders agreement, certificate of limited partnership and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

64.	“Patents” means United States and non-United States patent rights including utility and design patents, applications therefor including provisional patent applications, patent applications, and all applications for registrations and any term extension or other governmental action or grant that provides rights beyond the original expiration date of any of the foregoing, including patent term extensions and supplementary protection certificates, continuations, continuations-in-part, divisionals, reissues, reexaminations, and substitutions.

65.	“Permitted Liens” means:

(a) Liens for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on FX’s books and records in accordance with applicable Law, GAAP and JGAAP;

(b) Liens of landlords, carriers, warehousemen, mechanics and materialmen and other like Liens granted or arising in the ordinary course of business securing payments not yet due and payable or being contested in good faith by appropriate proceedings;

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(c) Liens securing payment, or any obligation, with respect to outstanding indebtedness incurred in the ordinary course of business so long as there is no event of default under such indebtedness;

(d) Liens of record identified in any title reports made available to XC;

(e) any Liens or other encroachments, covenants, restrictions, or other title imperfections that, in each case, would not materially interfere with the use of the applicable properties or the business operations of FX and its Subsidiaries thereat;

(f) zoning, building codes, entitlement and other land use and environmental Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property;

(g) with respect to any material leased real property, (i) any right, interest, Lien or title of a lessor, licensor or grantor under any lease, sublease, license agreement, occupancy agreement or other Contract and (ii) any Lien to which the fee or any superior leasehold interest is subject, that in each case would not materially interfere with the use of the applicable properties of the business operations of FX and its Subsidiaries thereat;

(h) licenses of Intellectual Property Rights entered into in the ordinary course of business;

(i) Liens imposed by applicable securities Laws; and

(j) such other Liens that (individually and in the aggregate) are not material in amount and do not materially detract from the value of, or materially impair the existing use of, the property affected by such Lien.

66.	“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

67.	“Personal Data” means any information that relates to an identified or identifiable individual, including name, street address, telephone number, email address, username and password, photograph, government-issued identifier (including Social Security number, tax identification number, driver’s license number, or passport number), credit card number, bank information, customer or account number or biometric identifiers.

68.	“Privacy Policy” means each external or internal, past or present privacy policy or privacy- or security-related representation, obligation or promise, including any policy, representation, obligation or promise relating to the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, other processing or security of any Personal Data.

69.	“Proxy Statement” means, collectively, the preliminary and definitive proxy materials (as amended or supplemented from time to time) to be filed by XC with the SEC in connection with the Transactions, pursuant to Section 5.04(a) of the Subscription Agreement.

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70.	“Purchase Price” has the meaning set forth in Section 1.01.

71.	“RA Closing” has the meaning set forth in Section 1.02.

72.	“RA Loan” means the indebtedness incurred by FX, to finance the Redemption and reasonable costs and expenses related thereto, pursuant to a loan agreement or agreements with the same terms and conditions as specified in the commitment papers delivered by FH to XC prior to the date of this Agreement.

73.	“RA Transactions” means the Redemption and the other transactions contemplated by this Agreement.

74.	“Redeemed Shares” has the meaning set forth in Section 1.01.

75.	“Redemption” has the meaning set forth in Section 1.01.

76.	“Registered FX Intellectual Property” means all Patents, registered or applied for Copyrights, registered or applied for Trademarks (including intent-to-use applications), domain name registrations and any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time owned by and filed in the name of or applied for by FX or its Subsidiaries.

77.	“Related Party” means, with respect to any Person, any of the current or former directors, officers, employees, shareholders, members, managers, partners, agents, successors, assigns or any other related Person of such Person, or any of their respective Affiliates.

78.	“Related Party Contract” means any Contract or other arrangement or understanding, whether written or oral (including any Contract, arrangement or understanding involving any obligations to make any payments or provide any services (including the provision of employee services pursuant to a secondment or similar arrangement)) (a) between or among FX and any of its Subsidiaries, on the one hand, and FH and its Affiliates (other than FX and its Subsidiaries) or any of their respective Related Parties, on the other hand, except for FX Plans or (b) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act if FX was subject thereto.

79.	“Release” means any releasing, spilling, leaking, pumping, pouring, placing, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the environment, whether intentional or unintentional, negligent or non-negligent, sudden or non-sudden, accidental or non-accidental.

80.	“Representatives” means, with respect to a Person, the directors, officers, employees, advisors (including financial, accounting and legal advisors) and other consultants, agents and representatives of such Person.

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81.	“SA Closing” has the meaning set forth in the Subscription Agreement.

82.	“SA Transactions” means the Subscription and the other transactions contemplated by the Subscription Agreement.

83.	“SEC” means the U.S. Securities and Exchange Commission.

84.	“Subscription” has the meaning set forth in the Recitals.

85.	“Subscription Agreement” has the meaning set forth in the Recitals.

86.	“Subsidiary” means, with respect to any Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person. For the avoidance of doubt, except as otherwise expressly set forth in this Agreement, for all purposes of this Agreement, FX and its Subsidiaries shall be deemed not to be Subsidiaries of XC or any of its Subsidiaries unless and until the Subscription shall have been consummated.

87.	“Tax” or “Taxes” means any and all U.S. federal, state, local or non-U.S. taxes, levies, fees, imposts, duties and similar governmental charges imposed by any Governmental Authority including all income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, ad valorem, stamp, transfer, value added, gains, license, registration, tariffs, alternative or add-on minimum, or estimated taxes, whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, assessments, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not, and shall also include any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.

88.	“Tax Return” means any report, return, declaration, claim for refund, election, disclosure, schedule or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including information returns, documents with respect to or accompanying payments of estimated Taxes, or requests for the extension of time in which to file any of the foregoing, any schedules, amendments or supplements of any of the foregoing and any attachments thereto.

89.	“Termination Date” has the meaning set forth in Section 8.01.

90.	“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than (a) FH or any of its Affiliates (including FX and its Subsidiaries) and (b) XC or any of its Affiliates.

91.	“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, models, processes, research, procedures, formulae, technology, techniques, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans, designs, discoveries, inventions, and other confidential or proprietary information or data, all of which derive value, monetary or otherwise, from being maintained in confidence.

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92.	“Trademarks” means any and all registered and unregistered United States, state and non-United States trademarks, service marks, trade names, logos, trade dress, brand names, slogans and other similar designations of source or origin, together with all goodwill associated with any of the foregoing, and pending registrations and applications to register the foregoing.

93.	“Transaction Documents” means this Agreement, the Subscription Agreement, the Charter Amendment (as defined in the Subscription Agreement), the Shareholders Agreement (as defined in the Subscription Agreement), and the other agreements and documents contemplated hereby and thereby.

94.	“Transactions” means the RA Transactions and the SA Transactions, and any other transactions contemplated by the Transaction Documents to be consummated prior to or at the SA Closing.

95.	“TSE” means the Tokyo Stock Exchange.

96.	“Unaudited 2018Q3 Financial Statements” has the meaning set forth in the Subscription Agreement.

97.	“Unaudited Financial Statements” has the meaning set forth in the Subscription Agreement.

98.	“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would cause a material breach of this Agreement or the Subscription Agreement.

99.	“Worker” means any current or former employee, officer, director, independent contractor or consultant of FX and any of its Subsidiaries.

100.	“XC” has the meaning set forth in the Preamble.

101.	“XC Disclosure Document” has the meaning set forth in the Subscription Agreement.

102.	“Xerox UK” has the meaning set forth in the Recitals.

103.	“Yen” means the lawful currency of Japan.

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SCHEDULE 2

RA and SA Closing Actions and Deliveries

Capitalized terms used but not defined herein have the meanings ascribed thereto in the Redemption Agreement and/or the Subscription Agreement, as applicable.

I.	Deliveries by FH and FX

A.	At or prior to the RA Closing, FH and/or FX shall deliver or cause to be delivered to XC:

1.	Shareholders Agreement. A counterpart of the Shareholders Agreement, duly executed by FH.

2.	FX Director Resignations. Duly executed Director Resignations from the applicable members of the FX Board selected by the mutual agreement of FH and XC, effective as of immediately after the RA Closing.

B.	At or prior to the RA Closing, FX shall deliver or cause to be delivered to XC and FH a certificate of FX, duly executed by an officer of FX and dated as of the Closing Date, certifying that FX has given its irrevocable instruction to Sumitomo Mitsui Banking Corporation to repay the RA Loan.

C.	At the RA Closing, FH shall deliver the stock certificate or certificates representing the Redeemed Shares to FX duly endorsed in blank, or accompanied by stock powers duly executed in blank, in a form reasonably acceptable to XC and with all required stock transfer tax stamps affixed.

D.	If applicable, at the SA Closing, FH shall deliver the stock certificate or certificates representing the Contributed Shares to XC, duly endorsed in blank, or accompanied by stock powers duly executed in blank, in a form reasonably acceptable to XC and with all required stock transfer tax stamps affixed.

II.	Deliveries by XC

A.	At or prior to the RA Closing, XC shall deliver or cause to be delivered to FH:

1.	Evidence of Book-Entry for Subscribed Shares. Evidence reasonably satisfactory to FH that a book-entry for XC’s issuance of the Subscribed Shares to FH has been recorded in XC’s shareholder register.

2.	Shareholders Agreement. A counterpart of the Shareholders Agreement, duly executed by XC.

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3.	XC Director Resignations. Duly executed Director Resignations from the applicable members of the XC Board (the “Resigning XC Directors”), effective as of immediately after the SA Closing.

4.	New Director Appointments. Duly adopted resolutions of the XC Board, effective as of the SA Closing, accepting the resignations of the Resigning XC Directors and appointing the FH Directors to the XC Board, as contemplated by the Shareholders Agreement.

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